EXHIBIT (a)(1)(ii)

EMAIL TO ALL ELIGIBLE EMPLOYEES FROM HOBY DARLING, SKULLCANDY’S CHIEF

EXECUTIVE OFFICER, DATED AUGUST 6, 2013

To:	Eligible Skullcandy Employees
From:	Hoby Darling, President and Chief Executive Officer
Date:	August 6, 2013
Re:	Skullcandy Stock Option Exchange Program

Skull Team,

We are acting quickly, strategically and with purpose to get our house in order so we can begin to focus on what I believe are the key drivers of the business and what will ultimately return Skullcandy to growth and enhanced profitability. We are on the attack and want to make sure the team is motivated both professionally and financially to grow the business and enhance stockholder value. With this in mind, our stockholders and Board of Directors have authorized us to implement a stock option exchange program. The basic idea of the program is to enable employees to exchange their eligible out-of-the-money stock options for a new stock option grant at the current fair market value. It is intended that the new option will have roughly the same value as the out-of-the-money option. This is a significant vote of confidence from our stockholders and Board of Directors that they believe in the future of Skullcandy and understand the need to have a world class team.

To more fully describe the details of the stock option exchange program: the program, which is entirely voluntary, allows Skullcandy non-executive officer employees to exchange stock options that have exercise prices equal to or greater than $9.62 per share, for new “replacement” options with exercise prices equal to the closing price of our common stock on the grant date. Replacement options will have new four-year terms and will vest in four equal annual installments beginning on the replacement option grant date. We want to make sure the team is committed for the long-term to growing Skullcandy.

This is a significant initiative, requiring a formal tender offer filing with the Securities and Exchange Commission. But, the objective of our equity incentive programs has been, and continues to be, to link the personal interests of our employees to those of our stockholders, and we believe that the option exchange is an important component in our efforts to achieve that goal.

Soon you will receive an e-mail from exchangecommunication@skullcandy.com, with information that explains the stock option exchange program in greater detail, including its potential benefits and risks, and the actions you will need to take if you choose to participate. Please review the material carefully, and weigh your decision with care.

NO SKULLCANDY EMPLOYEE IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON YOUR BEHALF AS TO YOUR CHOICES. AS A RESULT, YOU MAY WISH TO CONSULT WITH YOUR PERSONAL FINANCIAL, LEGAL AND/OR TAX ADVISORS AS PART OF YOUR DECISION MAKING PROCESS.

For those employees residing outside the United States, we urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor. Skullcandy makes no representations regarding the financial or tax consequences of your participation in this offer.

Please take the time to carefully review the information and instructions that you will receive. If you have questions about the offer, please e-mail exchangequestions@skullcandy.com.